UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
____________________

SL INDUSTRIES, INC.
(Name of Subject Company (Issuer))
____________________

HANDY & HARMAN LTD.
and
HANDY & HARMAN GROUP LTD.,
its wholly owned subsidiary
and
SLI ACQUISITION CO.,
its wholly owned subsidiary
(Names of Filing Persons (Offerors))
____________________

STEEL PARTNERS HOLDINGS L.P.
STEEL PARTNERS HOLDINGS GP INC.
DGT HOLDINGS CORP.
WARREN G. LICHTENSTEIN
(Names of Filing Persons (Other Persons))
____________________

COMMON STOCK, PAR VALUE $0.20 PER SHARE
(Title of Class of Securities)
____________________

784413106
(CUSIP Number of Class of Securities)
____________________

Jack L. Howard
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
____________________

With a copy to:
Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
____________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$163,244,295.00	$16,438.70
*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share, of SL Industries Inc. (the “Company”), at a purchase price of $40.00 per share in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 3,969,560 issued and outstanding shares of common stock of the Company, multiplied by $40.00 per share; (ii) 125,890 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $40.00 per share, multiplied by $16.77 per share (which is equal to the difference between $40.00 and $23.23, the weighted average exercise price of such options); (iii) 43,768 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $40.00 per share; and (iv) 15,000 restricted shares of common stock of the Company, multiplied by $40.00 per share. The foregoing numbers of shares of common stock, options, restricted stock units and restricted shares of common stock have been provided by the issuer to the offeror and are as of the close of business on April 20, 2016, the most recent practicable date. The filing fee was determined by multiplying 0.0001007 by the proposed maximum aggregate value of the transaction of $163,244,295.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016,  issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,438.70	Filing Party: Handy & Harman Ltd., Handy & Harman Group Ltd. and SLI Acquisition Co.
Form or Registration No.: Schedule TO (File No. 005-34262)	Date Filed: April 21, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☒	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016 (as amended, the “Schedule TO”) by Handy & Harman Ltd., a Delaware corporation (“Parent”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Acquisition Sub”). The Schedule TO relates to the offer to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share (the “Shares”), of SL Industries, Inc., a Delaware corporation (the “Company”), at a purchase price of $40.00 per Share in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO filed with the SEC as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Offer to Purchase.

This Amendment No. 5 should be read together with the Schedule TO.  The following amendments and supplements to the Items of the Schedule TO are hereby made.

Items 1 through 9 and Items 11 and 13.

Items 1 through 9 and Items 11 and 13 of the Schedule TO are hereby amended and supplemented as follows:

“At 5:00 p.m., New York City time, on May 31, 2016, the Offer expired as scheduled. The Depositary has advised Purchaser that, as of the expiration of the Offer, a total of 3,358,701 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 84.6% of the outstanding Shares and approximately 79.3% of the outstanding Shares not owned by Parent or any of its affiliates. Accordingly, the Minimum Tender Condition and the Super-Majority of the Minority Condition have both been satisfied. The Depositary has also advised Purchaser that, as of such time, Notices of Guaranteed Delivery had been delivered for 8,492 Shares, representing less than 1% of the outstanding Shares. All Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment.

Following the expiration of the Offer and acceptance for payment of the Shares, pursuant to the terms of the Merger Agreement and Section 251(h) of the DGCL, on June 1, 2016 Purchaser consummated the Merger without a meeting of the Company’s stockholders. Pursuant to the Merger Agreement, at the Effective Time, Acquisition Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Purchaser. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or Acquisition Sub or held by stockholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) was converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required tax withholding. The Shares will be delisted from the NYSE MKT and deregistered under the Exchange Act.

On June 1, 2016, Parent issued a press release announcing the expiration and results of the Offer. The press release is attached as Exhibit (a)(5)(D) and is incorporated by reference herein.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(D)	Press release issued by Handy & Harman Ltd. on June 1, 2016.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 2016

HANDY & HARMAN LTD.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

HANDY & HARMAN GROUP LTD.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Senior Vice President

SLI ACQUISITION CO.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P.
By: Steel Partners Holdings GP Inc. General Partner
By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

DGT HOLDINGS CORP.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

/s/ Warren G. Lichtenstein
WARREN G. LICHTENSTEIN